The Board of Trustees approved the creation of Class 3 shares, effective November 11, 2002. Class 3 shares of each Portfolio are offered only in connection with certain variable contracts and may bear certain class-specific expenses; are subject to service fees and, have voting rights on matters that pertain to the Rule 12b-1 plan adopted with respect to Class 3 shares. Class 3 shares of each Portfolio pay service fees at an annual rate of 0.25% of the classes' average daily net assets.